ATTORNEY GENERAL OF THE STATE OF NEW YORK

ON OCTOBER 4, 2011, THE NEW YORK ATTORNEY GENERAL'S ("NYAG")OFFICE FILED A COMPLAINT AGAINST THE BANK OF NEW YORK MELLON CORPORATION ("BNY MELLON"), THE PARENT COMPANY OF THE REGISTRANT. THIS COMPLAINT SUPERSEDES A QUI TAM COMPLAINT FILED BY A PRIVATE RELATOR. BNY MELLON BELIEVES THAT THE CLAIMS ASSERTED IN THE ACTIONS ARE WITHOUT MERIT, AND REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE ROLE OF CUSTODIAN BANKS AND THE OPERATION OF INSTITUTIONAL FX MARKETS. BNY MELLON PLANS TO DEFEND ITSELF VIGOROUSLY ON BEHALF OF ITS SHAREHOLDERS. ON DECEMBER 2, 2011, THE NYAG FILED AN AMENDED AND SUPERSEDING COMPLAINT WHICH ADDED THE BANK OF NEW YORK MELLON (THE "BANK") AS A DEFENDANT. ON MARCH 19, 2015, BNY MELLON, THE PARENT COMPANY TO THE REGISTRANT, ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FOREIGN EXCHANGE ("FX")-RELATED ACTIONS CURRENTLY PENDING AGAINST BNY MELLON, RESULTING IN A TOTAL OF $714 MILLION IN SETTLEMENT PAYMENTS. WITH REGARD TO THIS ACTION, BNY MELLON HAS REACHED A SETTLEMENT WITH THE NEW YORK ATTORNEY GENERAL ("NYAG"), WHICH FULLY RESOLVES THE NYAG'S OCTOBER 2011 LAWSUIT REGARDING STANDING INSTRUCTION FX TRANSACTIONS IN CONNECTION WITH CERTAIN CUSTODY SERVICES THE BANK PROVIDED PRIOR TO EARLY 2012 TO ITS CUSTODY CLIENTS. UNDER THE TERMS OF THE SETTLEMENT, WHICH HAS BEEN APPROVED BY THE COURT, BNY MELLON PAID THE NYAG $167.5 MILLION, AFTER WHICH A NOTICE OF DISCONTINUANCE WAS SUBMITTED TO THE COURT, AND THE BANK PROVIDED FUNCTIONALITY ALLOWING CUSTOMERS TO COMPARE PRICING FOR THE BANK'S "DEFINED SPREAD" AND "SESSION RANGE" STANDING INSTRUCTION FX PRODUCTS.